                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, DC 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. __)*

                       GENTLE DENTAL SERVICE CORPORATION
                                (Name of Issuer)

                          Common Stock, no par value
                        (Title of Class of Securities)

                                    37245B
                                (CUSIP Number)

                           Harvey M. Eisenberg, Esq.
                       O'Sullivan, Graev & Karabell, LLP
                             30 Rockefeller Plaza
                                  24th Floor
                           New York, New York 10112
                                (212) 408-2400


                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 May 18, 1998
            (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject to this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) and (4), check the following box. / /

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 37245B

                                 SCHEDULE 13D

     1       NAME OF REPORTING PERSON

             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Chase Venture Capital Associates, L.P.
             13-337-6808

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a) / /
                                                                   (b) / /

     3       SEC USE ONLY

     4       SOURCE OF FUNDS*

             WC

     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(D) OR 2(E)                            / /

     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             California

                                7      SOLE VOTING POWER

             NUMBER OF                 $15,000,000.00 in aggregate principal
                                       amount of 7.0% Convertible Subordinated
              SHARES                   Notes initially convertible into
                                       1,628,664 shares of Common Stock and
           BENEFICIALLY                1,085,767 shares of unregistered Series
                                       D Preferred Stockinitially convertible
             OWNED BY                  into 1,085,767 shares of Common Stock

              EACH              8      SHARED VOTING POWER

            REPORTING                  Not applicable

             PERSON             9      SOLE DISPOSITIVE POWER

              WITH
                                       $15,000,000.00 in aggregate principal
                                       amount of 7.0% Convertible Subordinated
                                       Notes initially convertible into
                                       1,628,664 shares of Common Stock and
                                       1,085,767 shares of unregistered Series

                                       D Preferred Stock initially convertible
                                       into 1,085,767 shares of Common Stock

                                10     SHARED DISPOSITIVE POWER

                                       Not applicable

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             $15,000,000.00 in aggregate principal amount of 7.0% Convertible Subordinated Notes initially convertible into 1,628,664 shares of Common Stock and 1,085,767 shares of unregistered Series D Preferred Stock initially convertible into 1,085,767 shares of Common Stock

    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES*                                          / /

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             58.82% of the 7.0% Convertible Subordinated Notes
             74.07% of unregistered Series D Preferred Stock
             25.79% of Common Stock

    14       TYPE OF REPORTING PERSON*

             PN


                              Page 2 of 12 Pages

                                 SCHEDULE 13D


Company:  Gentle Dental Service Corporation               CUSIP Number:  37245B

Item 1.  Security and Company.

This statement relates to the Common Stock, no par value (the "Common Stock"), of Gentle Dental Service Corporation, a Washington corporation (the "Company"), whose principal executive offices are located at 222 North Sepulveda Boulevard, El Segundo, California 90245.

Item 2.  Identity and Background.

                  This statement is being filed by Chase Venture Capital Associates, L.P., a California limited partnership (hereinafter referred to as "CVCA"), whose principal business office is located at 380 Madison Avenue, 12th Floor, New York, New York 10017. The general partner of CVCA is Chase Capital Partners, a New York general partnership ("CCP"), whose principal business office is located at the same address as CVCA.

                  Set forth below are the names of each general partner of CCP who is a natural person. Each such general partner is a U.S. citizen, whose principal occupation is general partner of CCP and whose principal business office address (except for Mr. Soghikian) is c/o Chase Capital Partners, 380 Madison Avenue, 12th Floor, New York, New York 10017.


                              John R.Baron
                              Mitchell J. Blutt, M.D.
                              Arnold L. Chavkin
                              Michael R. Hannon
                              Donald J. Hofmann
                              Stephen P. Murray
                              John M.B. O'Connor
                              Brian J. Richmand
                              Shahan D. Soghikian
                              Jeffrey C. Walker
                              Damion E. Wicker, M.D.


                  Mr. Soghikian's principal business office address is c/o Chase Capital Partners, 125 London Wall, London EC2Y5AJ, England.

                  Jeffrey C. Walker is the managing general partner of CCP. The remaining general partners of CCP are Chase Capital Corporation, a New York corporation ("Chase Capital"), CCP Principals, L.P., a Delaware limited partnership ("Principals") and CCP European Principals, L.P., a Delaware limited partnership ("European Principals"), each of whose principal business office is located at the same address as CVCA. Chase Capital is a wholly owned subsidiary of The Chase Manhattan Corporation, a Delaware corporation

("Chase"), whose principal business office is located at the same address as CVCA. The general partner of each of Principals and European Principals is Chase Capital. Set forth in Schedule A hereto and incorporated herein by reference are the names, business addresses, principal occupations of each executive officer of Chase Capital, each of whom is a U.S. citizen.

                  The Chase Manhattan Corporation is a Delaware corporation engaged (primarily through subsidiaries) in the commercial banking business with its principal office located at 270 Park Avenue,


                              Page 3 of 12 Pages

Company:  Gentle Dental Service Corporation               CUSIP Number:  37245B


New York, New York 10017. Set forth in Schedule B hereto and incorporated herein by reference are the names, business addresses, principal occupations and employments of each executive officer and director of Chase, each of whom is a U.S. citizen.

                  To CVCA's knowledge, the response to Items 2(d) and (e) of
Schedule 13D is negative with respect to CVCA and all persons regarding whom information is required hereunder by virtue of CVCA's response to Item 2.

                  Insofar as the requirements of Items 3-6 inclusive of this
Schedule 13D Statement require that, in addition to CVCA, the information called for therein should be given with respect to each of the persons listed in this Item 2, including CCP, CCP's individual general partners, Chase Capital, Chase Capital's executive officers and directors, Principals, and Principals' controlling partner, European Principals and European Principals' controlling partner, Chase and Chase's executive officers and directors, the information provided in Items 3-6 with respect to CVCA should also be considered fully responsive with respect to the aforementioned persons who have no separate interests in the Common Stock which is required to be reported thereunder. Although the definition of "beneficial ownership" in Rule 13d-3 under the Securities and Exchange Act of 1934, as amended (the "Exchange Act"), might also be deemed to constitute these persons beneficial owners of the Common Stock acquired by CVCA, neither the filing of this statement nor any of its contents shall be deemed an admission that any of such persons is a beneficial owner of the Common Stock acquired by CVCA or a member of a group together with CVCA either for the purpose of Schedule 13D of the Exchange Act or for any other purpose with respect to the Common Stock.

Item 3.  Source  and  Amount  of  Funds  or Other Consideration.

         The source of funds for CVCA's acquisition was money held for investment by CVCA. The aggregate amount of funds used by CVCA in making the acquisition was $25,000,000.00.

Item 4.  Purpose of Transaction.


                  As more fully described in Item 6, pursuant to the Securities Purchase Agreement (the "Purchase Agreement"), dated May 12, 1998, by and among the Company, CVCA and Sprout Capital VII, L.P. and certain of its affiliated entities ("Sprout", and collectively with CVCA, the "Investors"), CVCA acquired from the Company $15,000,000.00 in aggregate principal amount of 7.0% Convertible Subordinated Notes (the "Notes"), 100 shares of Series A Preferred Stock, no par value (the "Series A Preferred Stock"), of the Company, and 1,085,767 shares of Series D Preferred Stock, no par value (the "Series D Preferred Stock"), of the Company. It is not currently anticipated that CVCA will purchase securities at the second closing of the Purchase Agreement (not to occur later than June 30, 1998, the "Second Closing").

                  In order to create the Series A Preferred Stock, the Series B Preferred Stock, no par value (the "Series B Preferred Stock"), of the Company, the Series C Preferred Stock, no par value (the "Series C Preferred Stock"), of the Company, and the Series D Preferred Stock, the Company filed the Amendment to Restated Articles of Incorporation (the "Amendment") on May 14, 1998, incorporated herein by reference as Exhibit B.

                  Pursuant to the Purchase Agreement, the Notes are initially convertible into 1,628,664 shares of the Common Stock and, as described in the Amendment, the Series D Preferred Stock is initially convertible into 1,085,767 shares of the Common Stock. The number of shares of the Common Stock issuable upon conversion of such securities increases by one share for every $9.21 of accrued


                              Page 4 of 12 Pages

Company:  Gentle Dental Service Corporation               CUSIP Number:  37245B


interest or dividends which the Company elects not to pay in cash. Also, pursuant to customary anti-dilution provisions contained in the Notes and the Series D Preferred Stock, the number of shares of the Common Stock issuable upon conversion of such securities shall be adjusted with respect to stock splits and combinations, stock dividends, below market sales, distributions, mergers, consolidations, reorganizations or preferred or convertible security sales. Upon the satisfaction of certain conditions precedent set forth in the Purchase Agreement, the Notes shall automatically be deemed to convert into shares of the Series B Preferred Stock or exchanged for new notes of a new holding company that owns all of the outstanding capital stock of the Company. The terms of such Series B Preferred Stock and new notes shall be substantially similar to that of the Notes.

                  The holders of Series A Preferred Stock have the right to appoint one member to the Board of Directors (the "Board") of the Company. CVCA appointed Eric Green to the Board. In addition, if an event of default shall occur under the terms of the Purchase Agreement or related documents, then the holders of the Series A Preferred Stock shall have the right to elect one additional individual to the Board. Such an event of default shall occur if the Company defaults in the payment of interest on the Notes, a bankruptcy proceeding shall be commenced with respect to the Company, a final judgment in excess of $5,000,000.00 shall be rendered against the Company, indebtedness of the Company in excess of $5,000,000.00 is accelerated, a material breach of any of the representations, warranties or covenants contained in the documents related to the transaction occurs or a change in control occurs.

                  The acquisition of the Company's securities has been made by CVCA for investment purposes. Although CVCA has no present intention to do so, CVCA may make additional purchases of the Company's securities either in the open market or in privately negotiated transactions, including transactions with the Company, depending on an evaluation of the Company's business prospects and financial condition, the market for the securities, other available investment opportunities, money and stock market conditions and other future developments. Depending on these factors, CVCA may decide to sell all or part of its holdings of the Notes, the Series A Preferred Stock and the Series D Preferred Stock in one or more public or private transactions.

                  Except as set forth in this Item 4, CVCA has no present plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D. However, CVCA reserves the right to propose or participate in future transactions which may result in one or more of such actions, including but not limited to, an extraordinary corporate transaction, such as a merger, reorganization or liquidation, of a material amount of assets of the Company or its subsidiaries, or other transactions which might have the effect of causing the Company's Common Stock to cease to be listed on the NASDAQ or causing the Common Stock to become eligible for termination of registration, under Section 12(g) of the Exchange Act.

Item 5. Interest in Securities of the Company.

                  CVCA is deemed to be the beneficial owner of 2,714,429 shares of the Company's Common Stock. CVCA's deemed beneficial ownership represents 25.79% of the Company's Common Stock on a fully diluted basis. Except as set forth in Item 4, CVCA has sole voting power and dispositive power with respect to its shares of Common Stock. CVCA is the record holder of $15,000,000.00 in aggregate principal amount of the Notes, 100 shares of the Series A Preferred Stock and 1,085,767 shares of the Series D Preferred Stock.

                  Except as reported in Item 6 below and incorporated herein by reference, there have been no transactions with regards to the Notes, the Series A Preferred Stock or the Series D Preferred Stock


                              Page 5 of 12 Pages

Company:  Gentle Dental Service Corporation               CUSIP Number:  37245B


during the past sixty days which are required to be reported in this Statement. No person other than CVCA has the right to receive or the power to direct the receipt of (i) interest from or the proceeds from the sale of the Notes owned beneficially by CVCA, (ii) the proceeds from the sale of the Series A Preferred Stock owned beneficially by CVCA or (iii) dividends from or the proceeds from the sale of the Series D Preferred Stock owned beneficially by CVCA.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company.

                  Reference is made to the information disclosed under Items 3 and 4 of this Statement which is incorporated by reference in response to this Item. In addition to such information, the following contracts, arrangements, understandings or relationships are reported hereunder.

                  CVCA acquired beneficial ownership of the Notes, the Series A Preferred Stock and the Series D Preferred Stock pursuant to the Purchase Agreement, attached hereto as Exhibit A and incorporated by reference. Under the Purchase Agreement, the Investors are permitted to purchase up to $30,000,000 in aggregate principal amount of the Notes, 100 shares of the Series A Preferred Stock, 100 shares of the Series C Preferred Stock and 2,000,000 shares of the Series D Preferred Stock. As of the first closing on May 18, 1998 (the "First Closing"), the Investors were obligated to purchase $25,500,000.00 in aggregate principal amount of the Notes, of which CVCA purchased $15,000,000.00 in aggregate principal amount, $100.00 of the Series A Preferred Stock, or 100 shares, of which CVCA purchased 100 shares, $100.00 of the Series C Preferred Stock, or 100 shares, and $13,500,003.93 of the Series D Preferred Stock, or 1,465,800 shares, of which CVCA purchased 1,085,767 shares. Sprout may be obligated to purchase the additional $4,500,000 in aggregate principal amount of the Notes and 534,200 shares of the Series D Preferred Stock at the Second Closing.

                  The Purchase Agreement contains covenants regarding the transfer of securities. No Investor shall transfer its securities, without the prior written consent of the Company, to any competitor of the Company. Additionally, the Series A Preferred Stock and the Series C Preferred Stock may only be transferred to affiliates of the Investors. Moreover the Company has the right to repurchase the Series A Preferred Stock from CVCA if (i) CVCA sells 65% or more of its common stock equivalents before the Second Closing or
(ii) CVCA converts all of its common stock equivalents.

                  The Purchase Agreement provides that the Investors shall have access to the records of the Company and that the Company shall furnish its financial reports to each of the Investors. The Company convenants that it shall, among other things, pay its taxes, preserve its corporate existence, maintain and preserve its properties and use its best efforts to upgrade the listing of the Common Stock from the NASDAQ SmallCap Market System to the NASDAQ National Market System within 90 days of the First Closing. The Company covenants that it shall not, among other things, change the nature of its business, permit the Board (other than members appointed by the Investors) to exceed 15 members or make fundamental changes in the structure of the Company.

                  The Amendment, attached hereto as Exhibit B and incorporated by reference, sets forth additional rights and privileges of the each of the classes of the Preferred Stock of the Company. More specifically, the

Amendment sets forth, where applicable, voting rights, rights to dividends, liquidation preferences, rights of redemption, conversion rights, voting rights, rights to distributions and observer rights.

                  The Company and the Investors entered into a Registration Rights Agreement, attached hereto as Exhibit C and incorporated by reference, which grants the Investors certain rights with respect to


                              Page 6 of 12 Pages

Company:  Gentle Dental Service Corporation               CUSIP Number:  37245B


registration under the Securities Act of 1933, as amended. Under the terms of the Registration Rights Agreement, CVCA may demand that the Company register shares held by the Investors. A majority of the Investors may require the Company to file a shelf registration statement, which statement shall qualify as the demand registration of CVCA. The Registration Rights Agreement also grants "piggy-back" rights to the Investors to participate in certain registration statements filed by the Company.

Item 7.  Material to be Filed as Exhibits.

Exhibit A      Securities Purchase Agreement dated as of May 12, 1998.

Exhibit B      Amendment to Restated Articles of Incorporation, as filed with the Secretary of State of the State of Washington on May 14, 1998, as amended by the Articles of Correction as filed with the same on May 18, 1998.

Exhibit C      Registration Rights Agreement dated as of May 18, 1998.

SCHEDULE A

          Item 2 information for executive officers and directors of Chase Capital.

SCHEDULE B

          Item 2 information for executive officers and directors of Chase.


                              Page 7 of 12 Pages

Company:  Gentle Dental Service Corporation               CUSIP Number:  37245B


                                   SIGNATURE


                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  May 26, 1998                CHASE VENTURE CAPITAL ASSOCIATES, L.P.
                                   By:  CHASE CAPITAL PARTNERS,
                                        its General Partner

                                  By: /s/  Jeffrey C. Walker
                                      ----------------------------------
                                      Name: Jeffrey C. Walker
                                      Title: General Partner


                              Page 8 of 12 Pages

Company:  Gentle Dental Service Corporation               CUSIP Number:  37245B


                                                                    SCHEDULE A

                           CHASE CAPITAL CORPORATION

                              Executive Officers

President                                 Jeffrey C. Walker**

Executive Vice President                  Mitchell J. Blutt, M.D.**

Vice President & Secretary                Gregory Meridith*

Vice President                            George E. Kelts**

Assistant Secretary                       Robert C. Carroll*

                                   Directors

                           William B. Harrison, Jr.*
                              Jeffrey C. Walker**


-----------------

* Principal occupation is employee and/or officer of Chase. Business address is c/o The Chase Manhattan Corporation, 270 Park Avenue, New York, New York 10017.

** Principal occupation is employee of Chase and/or general partner of Chase Capital Partners. Business address is c/o CCP, 380 Madison Avenue, 12th Floor, New York, NY 10017.



                              Page 9 of 12 Pages

Company:  Gentle Dental Service Corporation               CUSIP Number:  37245B


                                                                    SCHEDULE B

                        THE CHASE MANHATTAN CORPORATION

                              Executive Officers*


                      Walter V. Shipley, Chairman and CEO
                    Thomas G. Labrecque, President and COO
                    William B. Harrison, Jr., Vice Chairman
                    John L. Adams, Executive Vice President

                                  Directors**

                                          Principal Occupation or Employment;
Name                                      Business or Residence Address

Hans W. Becherer                          Chairman and Chief Executive Officer
                                          Deere & Company
                                          Moline, IL  61265

Frank A. Bennack, Jr.                     President and Chief Executive Officer
                                          The Hearst Corporation
                                          959 Eighth Avenue
                                          New York, NY  10019

Susan V. Berresford                       President
                                          The Ford Foundation
                                          320 East 43rd Street
                                          New York, NY  10017

M. Anthony Burns                          Chairman, President and CEO
                                          Ryder System, Inc.
                                          3600 N.W. 2nd Avenue
                                          Miami, FL  33166

H. Laurance Fuller                        Chairman of the Board and Chief
                                          Executive Officer
                                          Amoco Corporation

-----------------

* Principal occupation is executive officer and/or employee of The Chase Manhattan Bank. Business address is c/o The Chase Manhattan Bank, 270 Park Avenue, New York, New York 10017. Each executive officer of Chase is a U.S. citizen.


** Each of the persons named below is a citizen of the United States of America.


                              Page 10 of 12 Pages

Company:  Gentle Dental Service Corporation               CUSIP Number:  37245B


                                          Principal Occupation or Employment;
Name                                      Business or Residence Address

                                          200 East Randolph Drive
                                          Chicago, IL  60601

Melvin R. Goodes                          Chairman of the Board and
                                           Chief Executive Officer
                                          Warner-Lambert Company
                                          201 Tabor Road
                                          Morris Plains, NJ  07950

William H. Gray, III                      President and Chief Executive Officer
                                          United Negro College Fund, Inc.
                                          80 Willow Oaks Corporate Drive
                                          P.O. Box 10444
                                          Fairfax, VA 22031

George V. Grune                           Retired Chairman and Chief Executive
                                           Officer the Reader's Digest
                                           Association, Inc.
                                          Chairman of the Board
                                          The DeWitt Wallace-Reader's
                                           Digest Fund
                                          Lila Wallace-Reader's Digest Fund
                                          2 Park Avenue, 23rd Floor
                                          New York, NY  10016

William B. Harrison, Jr.                  Vice Chairman of the Board
                                          The Chase Manhattan Corporation
                                          270 Park Avenue, 8th Floor
                                          New York, NY 10017-2070

Harold S. Hook                            Retired Chairman of the Board
                                          American General Corporation
                                          2929 Allen Parkway
                                          Houston, TX  77019

Helene L. Kaplan                          Of Counsel
                                          Skadden, Arps, Slate, Meagher & Flom
                                          919 Third Avenue - Room 29-72 New
                                          York, NY 10022


Thomas G. Labrecque                       President and Chief Operating Officer
                                          The Chase Manhattan Corporation
                                          270 Park Avenue, 8th Floor
                                          New York, NY 10017-2070

Henry B. Schacht                          Director and Senior Advisor
                                          Lucent Technologies, Inc.
                                          600 Mountain Avenue - Room 6A511
                                          Murray Hill, NJ 07974


                              Page 11 of 12 Pages

Company:  Gentle Dental Service Corporation               CUSIP Number:  37245B


Walter V. Shipley                         Chairman of the Board and Chief
                                          Executive Officer
                                          The Chase Manhattan Corporation
                                          270 Park Avenue, 8th Floor
                                          New York, NY 10017-2070

Andrew C. Sigler                          Retired Chairman of the Board
                                           and Chief Executive Officer
                                          Champion International Corporation
                                          1 Champion Plaza
                                          Stamford, CT 06921

John R. Stafford                          Chairman, President and Chief
                                           Executive Officer
                                          American Home Products Corporation
                                          Five Giralda Farms
                                          Madison, NJ  07940

Marina v.N. Whitman                       Professor of Business Administration
                                           and Public Policy
                                          The University of Michigan
                                          School of Public Policy
                                          411 Lorch Hall, 611 Tappan Street
                                          Ann Arbor, MI 48109-1220



                              Page 12 of 12 Pages